SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 2 December 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X         Form 40-F _____

Enclosures: Results of Annual General Meeting

Sasol Limited
Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that the results of the business
conducted at the annual general meeting of Sasol held in Rosebank today, are as follows:
1.     The financial statements of the company as well as the
reports of the directors and auditors for the year ended
30 June 2005 were accepted and adopted;

2.     Messrs W A M Clewlow, S Montsi, T S Munday, M S V Gantsho, A
Jain and Dr C B Strauss retired by rotation at the meeting.
Messrs W A M Clewlow, S Montsi, T S Munday, M S V Gantsho and
A Jain were available for re-election and were re-elected for a further term of office in terms of Article 75(g) of the
Company’s Articles of Association. Dr C B Strauss was not
available for re-election and was accordingly not re-elected;
3.     Two board appointed directors, Ms I N Mkhize and Ms V N
Fakude, retired at the meeting, but were elected for a
further term of office in terms of Article 75(h) of the
Company's Articles of Association;

4.     KPMG Incorporated was re-appointed as auditors of the company until the conclusion of the next Annual General Meeting;
5.     Special Resolution number 1 amending article 75(a) of the
articles of association of the company to increase the
maximum number of directors from fifteen to sixteen was
approved;
6.     Ordinary Resolution number 1 placing the balance of the
unissued shares under control of the directors with authority to issue shares up to 5% of the issued share capital was
approved;
7.     Ordinary Resolution number 2 approving the revised annual
fees payable to non-executive directors of the company was
approved; and
8.     Ordinary Resolution number 2 approving an amendment to the
Trust Deed of the Sasol Share Incentive Scheme by inserting
clause 18.2bis was approved.

9.     The current Chairman of the Board, Mr P du P Kruger,
announced at the meeting that he would step down as director with effect from 1 January 2006 when, as previously
announced, Mr P V Cox would become the new Chairman of the
Board.
2 December 2005
Johannesburg
Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 2 December 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary